Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business/Medical Editors:
           Oncolytics Biotech Inc. Announces Start of Patient Enrolment in
           Translational Clinical Trial Investigating REOLYSIN(R) in Patients with
           Metastatic Colorectal Cancer

           CALGARY, Jan. 27 /CNW/ - Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC,
NASDAQ:ONCY) announced today that patient enrolment has begun in a U.K.
translational clinical trial investigating intravenous administration of
REOLYSIN(R) in patients with metastatic colorectal cancer prior to surgical resection of liver metastases. The principal investigator is Professor Alan
Melcher of St. James's University Hospital.
           "This study allows us to assess a resected tumour after REOLYSIN(R)
treatment has been administered, giving us vital information about how effective REOLYSIN(R) delivery really is in patients," said Prof. Melcher.
"REOLYSIN(R) will be given to patients before their planned operation, which is part of the patient's standard clinical care. In addition to possible benefit to patients, this data will tell us more about how REOLYSIN(R) kills cancer cells; helping to guide future research and development of the agent."
           The trial (REO 013) is an open-label, non-randomized, single centre study of REOLYSIN(R) given intravenously to patients for five consecutive days in advance of their scheduled operations to remove colorectal cancer deposits metastatic to the liver. Patients will comprise two groups receiving
REOLYSIN(R), either at an early (21 to 10 days) or late time point (less than
10 days) before surgical resection. After surgery, the tumour and surrounding liver tissue will be assessed for viral status and anti-tumour effects.
           "We are pleased that our U.K. colleagues are sponsoring additional clinical research using REOLYSIN(R)," said Dr. Brad Thompson, President and
CEO of Oncolytics. "With the U.S. National Cancer Institute trials underway, three REOLYSIN(R) trials are now being sponsored by our collaborators."
           The primary objectives of the trial are to assess the presence, replication and anti-cancer effects of reovirus within liver metastases after intravenous administration of REOLYSIN(R) by examination of the resected tumour. Secondary objectives include assessing the anti-tumour activity and safety profile of REOLYSIN(R), and monitoring the humoral and cellular immune response to REOLYSIN(R).
           Eligible patients include those with histologically proven colorectal cancer, planned for potentially curative surgical resection of liver metastases. Up to 20 patients will receive one cycle of treatment in this trial, with approximately 10 in each of the early and late virus groups.
           The University of Leeds is covering all costs of the trial, while
Oncolytics will provide REOLYSIN(R).

           About Oncolytics Biotech Inc.

           Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics'
clinical program includes a variety of Phase I and Phase II human trials using
REOLYSIN(R), its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about
Oncolytics, please visit www.oncolyticsbiotech.com

           This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.
Forward-looking statements, including the Company's expectations related to the U.K. translational study for patients with metastatic colorectal cancer with liver metastases, and the Company's belief as to the potential of
REOLYSIN(R) as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN(R) as a cancer treatment, the tolerability of REOLYSIN(R) outside a controlled test, the success and timely completion of clinical studies and trials, the
Company's ability to successfully commercialize REOLYSIN(R), uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

           %SEDAR: 00013081E          %CIK: 0001130319

           /For further information: Oncolytics Biotech Inc.: Cathy Ward, 210, 1167
Kensington Cr NW, Calgary, Alberta, T2N 1X7, Tel: (403) 670-7377, Fax: (403)
283-0858, cathy.ward(at)oncolytics.ca; The Equicom Group: Nick Hurst, 325, 300
5th Ave. SW, Calgary, Alberta, T2P 3C4, Tel: (403) 538-4845, Fax: (403)
237-6916, nhurst(at)equicomgroup.com; The Investor Relations Group: Erika Moran,
11 Stone St, 3rd Floor, New York, NY, 10004, Tel: (212) 825-3210, Fax: (212)
825-3229, emoran(at)investorrelationsgroup.com/
           (ONC. ONCY)

CO:  Oncolytics Biotech Inc.

CNW 11:34e 27-JAN-09